Foundation for the future



2026-2027 BUDGET

New Nouveau Brunswick

Foundation for the future

2026-2027 BUDGET

Province of New Brunswick
PO 6000, Fredericton NB E3B 5H1 CANADA
gnb.ca

978-1-4605-4256-9 | 2026-2027 Budget speech (Bilingual Print Edition)
978-1-4605-4257-6 | 2026-2027 Budget speech (PDF: English Edition)
978-1-4605-4258-3 | 2026-2027 Budget speech (PDF: French Edition)

25-02535 | 2026-03 | Printed in New Brunswick

Introduction

I would first like to respectfully acknowledge that New Brunswick is situated on the unceded and unsurrendered territories of the Wolastoqey, Mi'gmaw and Peskotomuhkati peoples. We seek to repair and rebuild meaningful relationships with Indigenous people and honour these lands which hold the hopes of future generations.

Madam Speaker, our world is a very different place than it was a year ago. Here in New Brunswick, we are not exempt from those impacts.

Like many other governments across the country, we are faced with a similar challenge: how do we meet the priorities of New Brunswickers while costs are increasing, and simultaneously population growth is slowing, with global uncertainty becoming part of our daily lives. Madam Speaker, our government needs to make fiscally responsible choices, but we cannot leave New Brunswickers behind on our path back to balance.

Long-term stability matters. Our government is prepared to meet our challenges head on, ensuring every decision we make is guided by the priorities New Brunswickers elected us to deliver.

We remain steadfast in improving New Brunswickers' timely access to health care, where and when they need it; in building a world-class education system; in making life more affordable; and in creating the conditions for an economy that can compete with anyone – and win.

The state of New Brunswick's economy and fiscal conditions

We want to ensure that New Brunswick is stable, resilient and future-focused in the face of this global uncertainty.

That means making the kind of decisions that balance our financial responsibilities against what New Brunswickers need, for both the short and long term.

Madam Speaker, today's budget reflects an economic and fiscal reality that has evolved significantly in a short period of time. However, our mission stays the same: invest in New Brunswickers by growing our economy and delivering essential public services efficiently.

Budget 2026-2027 projects a deficit of $1.39 billion. Revenues are projected to be $14.24 billion, while expenses are projected to reach $15.63 billion.

Madam Speaker, herein lies our challenge – continue to make significant investments in health care, affordability, and the economy, all while working to curb an upward expense trend while revenues are returning to more traditional levels of growth.

We are prepared to make decisions that will help control spending over the longer term and ensure that taxpayer dollars are used as efficiently as possible.

This being said, despite the uncertainty we have faced over the last year as a result of constant threats of tariffs, there were some bright spots in the New Brunswick economy in 2025.

Madam Speaker, employment growth outperformed initial expectations.

Income growth also exceeded original projections, which is another important key economic indicator.

We saw housing starts reach new heights, surpassing the previous record set in 1973.

And non-residential building construction saw double-digit growth for the third consecutive year.

Madam Speaker, these are results we can continue to build on.

For 2026, the Department of Finance and Treasury Board projects real GDP growth of 1.0 per cent. This outlook is shaped by slower population growth as the effects of the federal immigration policy take hold, continued trade-related uncertainty and a slowing pace of our residential construction.

Further details on New Brunswick's economic direction are provided in the *Economic Outlook 2026-2027*.

Investing in health care

Madam Speaker, health care is our government's number one priority.

The demands being placed on our health-care system and all the people who work in it are significant, and many New Brunswickers still do not have timely access to primary care.

But we've been laying the foundation to change that. We are investing in modernized service delivery approaches – like team-based collaborative care models – to ensure more timely access to primary care from the right health-care professional. This method allows health-care workers to have better work environments and work-life balance.

New Brunswickers are tired of waiting for care. Our government is making the single largest investment in health care ever, which will shape our province for generations.

In 2026-2027, we are investing $710 million more than we did last year. That's a 17.4 per cent budget increase into health care for New Brunswickers.

Having enough people working in our health-care system to meet the needs of New Brunswickers, now and in the future, is critical.

As jurisdictions all around the world compete to fill increasing vacancies across the health sector, we need to make sure we are competitive enough to attract qualified health-care workers.

To ensure we can retain and attract the best and the brightest, we are investing $170.4 million as part of the Physician Services Agreement that was signed with the

New Brunswick Medical Society last week. This agreement introduces new compensation models that reward doctors for patient attachment, timely access and participation in team-based collaborative care practices.

This is a win-win as we invest in increased access to primary care for New Brunswickers, while ensuring physicians – are incentivized to practice in the collaborative care model.

To support international recruitment of medical graduates and trained nurses and building on the progress we are making in recruitment and retention, a total of $5.4 million is being invested to support medical education in a number of fields.

We are also investing $30 million to expand the collaborative care clinic model – which involves a team of health professionals working together to address the needs of their patients. This will allow us to open and expand 12 more clinics this year, on top of the 11 we announced last year – well on our way to our platform commitment of 30 collaborative care clinics.

By expanding this model, we are supporting primary care in communities and helping New Brunswickers to get faster access to care. With this, we are also strengthening our overall health-care system - when you get the care you need on the front end, you are less likely to end up in the emergency room – freeing up space for those who truly need emergency care and reducing wait times.

Madam Speaker, while human resources are imperative in a well-functioning health-care system, ensuring that our health-care technology systems can be integrated, modernized and speak to each other is critical.

As one of the last provinces in the country to move to one standardized system, it is well past time we make the investment in better care for patients and ensure we have the best infrastructure to be truly competitive.

$50 million will support the ongoing implementation of a clinical information system, moving from a collection of standalone hospital information systems to a standardized system that is consistent throughout our province.

We continue to relentlessly pursue the digitization of our health-care system, ensuring that patients and providers are able to access the information they need – when they need it for coordinated, timely, personalized care.

With a fully integrated system, New Brunswickers will be able to go to any hospital or clinic in the province, and their provider will have their information available, which will improve decision-making and care delivery. Successive governments have pushed this project down the line, but our government is committed to delivering once and for all.

Madam Speaker, patient care isn't simply about access to primary care, but also about support and services across the continuum, through a variety of partners across the system.

We know that life-saving treatment often needs to begin long before patients ever reach the hospital, which is why we are investing $2.5 million to equip paramedics with thrombolytics, critical clot-busting medication that can significantly improve outcomes for those suffering from heart attack or stroke.

Madam Speaker, early detection programs have the potential of saving many New Brunswickers from needing more intense treatment down the road. To expand cancer screening programs across the province, $5 million is being invested this fiscal year, including making at-home pap screening available to New Brunswickers.

Further along the continuum, there are New Brunswickers who are in desperate need of addiction treatment not otherwise available for outpatients. In 2026-2027, we are doubling our province's adult live-in treatment capacity by investing $3.5 million in the 50-bed residential addiction treatment facility on the Kingston Peninsula.

Madame Speaker, in follow-up to January's announcement of a new Alzheimer's and dementia strategy, $2.9 million is being invested to continue work on our three-year strategy, so we can create dementia-friendly communities and ensure that care is accessible, respectful and culturally appropriate.

Madam Speaker, it is no secret that New Brunswick has an aging population, making it imperative that we can adapt our systems to ensure quality and dignity of care that New Brunswick seniors so rightly deserve – for now, and years to come.

Earlier, I mentioned the importance of receiving care from the right health-care provider. But just as important is receiving care in the right location; and for many New Brunswick seniors, the right place is at home.

Those who wish to age in place and remain in their home should be able to do so for as long as possible. Affordable home care helps make that a reality, which is why we are investing $10 million to improve home care affordability. This will involve a new financial assessment, and we are updating income thresholds for home care subsidies.

Support systems within the community are also crucial when it comes to helping seniors age in place. To enhance community support and services that help seniors remain in their homes and connected to their communities, an additional $4 million is being invested in Nursing Home Without Walls so the program can continue expanding to new sites throughout the province.

Madam Speaker, we recognize that while many seniors want to remain at home for as long as possible, their needs may change. When that happens, we must ensure the right level of care and support is available.

At any given time, many New Brunswickers are waiting for placement in a nursing home or long-term care home, and nearly half of them are waiting in hospital, which we all know is not an appropriate setting.

We are allocating $29 million in 2026-2027 under the current nursing home plan to ensure all previously committed long term care spaces are fully funded. This includes nursing home beds, specialized care beds, and designated memory care beds.

To address staffing shortages and ensure that our facilities are able to meet the needs of our aging population, we are investing $9.3 million to increase the wages of personal support workers working in adult residential facilities and home support.

A further $2.6 million is going to increase the hours of care in nursing homes to help meet the growing demand and improve access to appropriate care.

Later this month we will be releasing our seniors and long-term care strategy. This plan is centered around strengthening the entire long-term care system – from care in your community through to residential long-term care.

Our seniors deserve the best, and we are committed to ongoing investment in our long-term care sector to meet their needs with quality care and with compassion.

Investing in affordability, housing and social supports

For our most vulnerable New Brunswickers, we need programs and services that are funded appropriately, because we want them to be able to continue making a difference in the lives of those who need them most.

Homelessness is a reality that too many New Brunswickers are living right now, and it demands a serious response. To that end, we are investing $10.2 million in wrap-around services for supportive housing, so that people have not just a roof over their heads, but the supports they need to stay housed for good.

To help meet the housing needs of low to moderate income residents of New Brunswick, $17 million is being invested in a new Community Housing Retention and Expansion Program being developed in partnership with the non-profit housing sector. Through this investment, we will work closely with the non-profit sector to increase the supply of affordable housing.

Madam Speaker, energy affordability is a regular topic of discussion these days. While we work on ways to reduce our overall energy consumption, our government is committed to supporting New Brunswickers to be more energy efficient.

This year, we are investing an additional $5 million in the Energy Efficiency Fund. This will provide a total of $25 million for New Brunswickers to use to support energy conservation for non-electric fuel types like oil and gas, and to support low-income individuals and families, First Nations, and not-for-profit organizations in their energy efficiency and cost savings.

One of our first initiatives when we were elected was to address electricity costs, by introducing a 10 percent rebate on monthly residential electricity usage. This year

we are maintaining that support and $98.1 million is going to provide relief on your power bill, which New Brunswickers will continue to see each month as part of our commitment to making life more affordable for New Brunswickers.

Madam Speaker, each April, social assistance rates are adjusted to keep pace with the rising cost of inflation. This year, $4.4 million will be spent to index rates to inflation, helping offset rising costs and lower financial barriers for more than 26,300 households.

For too many New Brunswickers, safety continues to be at the centre of every facet of their lives. As cases of intimate partner and sexual violence continue to rise year after year, it is critical that we provide funding that reflects the rise in demand of these services. A further $675,000 is being invested to support the gender-based violence sector.

And for the first time, we are providing $1 million in funding for the Indigenous Domestic Outreach Program and for gender-based violence programming in transition houses in First Nation communities, along with investments to support the implementation of Weaving Our Voices Together: New Brunswick's Path to Safety for Indigenous Women, Girls and 2SLGBTQIA+ People.

These investments will help to ensure that those who need access to these services during some of the most traumatic experiences of their lives can receive them in a compassionate, safe and culturally sensitive way.

Investing in education and children

Madam Speaker, we know how important it is that children are able to learn without being hungry – and we know that too many New Brunswick students are already experiencing food insecurity.

Building off the free breakfast program for all New Brunswick schools that was introduced last year, for 2026-2027, we will be investing an additional $7 million to deliver a school lunch program across the province. Working from a model that has seen great success in other jurisdictions, a pilot will be rolled out in the coming months, and accessible to all students in the province starting in September.

This funding will allow us to ensure affordability for families and service providers by implementing a provincial subsidy to cover the gap between the full cost of a meal and what parents are able to contribute. This model will guarantee access for every student, regardless of financial circumstances.

Our children and young people are the future of New Brunswick, and we need to make sure they get the opportunities and resources they need to have every chance to learn and succeed.

To further our commitment to supporting students and teachers in the classroom, we need to address the gap between available resources and student needs. With that in mind, we are investing $19.3 million for additional educational assistants in both the anglophone and francophone sectors.

Across the education system, every student benefits from excellent teaching and consistent, reliable support professionals who provide quality learning environments and the opportunity to thrive.

To support the recruitment and retention of teachers, bus drivers, custodians and educational assistants, we will be investing an additional $1.4 million this year, helping with onboarding, mentorship and workplace improvements.

We are also investing $5.8 million in additional academic support teachers, resource teachers and guidance counsellors. These specialized roles help to meet unique classroom needs and support literacy and numeracy learning outcomes while addressing learning gaps in the system.

Investing in New Brunswick

Madam Speaker, while my focus today has been on our priority areas of health care, affordability and education, we can't manage the bottom line without growing the topline.

New Brunswick has what the world needs, and this budget makes investments to prove it.

The world is looking for critical minerals to power next-gen technology and the energy transition. We have them.

The Sisson mine is among the largest tungsten deposits of its type in the world and was recognized as a top nation-building project last November. This is clear recognition that demonstrates that New Brunswick can play a bigger role in the Canadian economy. And this is one example of the many projects that we are looking at.

Our recently announced Comprehensive Minerals Strategy lays out how we develop these assets responsibly, with good jobs for New Brunswickers and real benefits for communities across the province.

Additionally, the Port of Belledune and Port Saint John are positioned to move our resources to global markets. Much to the benefit of the national economy, these two deep water ports provide well-established transportation links to support the efficient movement of goods throughout North America and across the globe.

Madame Speaker, we must ensure New Brunswick is home to a competitive, reliable energy supply to attract the kinds of major investments we are working to land.

In 2026-2027, we are investing $9.9 million to prepare for additional nuclear development at Point Lepreau. This will help fund much needed site preparation, engineering and technical tasks and the permitting and regulatory work necessary to move this project forward.

Progress in developing these assets will take time – and the efforts we are taking today will lay the foundation for future growth over the longer term.

Madam Speaker, we should be encouraged by the broad scope of economic opportunity here in New Brunswick. Our farmers and food processors are growing a sector that already exports $820 million a year, and we believe there is much more room to grow.

We know the importance of producing food here in our province, and the opportunity it presents to grow our GDP. This budget invests $2 million in the Agriculture Growth Action Plan and $750,000 in the Local Food and Beverages Program to accelerate that growth.

In a time of real trade uncertainty, New Brunswick businesses need to know that their government has their back. We are turning ONB's Competitiveness and Growth Pilot into a full program by investing $21 million this year to assist major export-oriented companies in New Brunswick. An additional $1 million investment will leverage federal funding to help small- and mid-sized companies diversify, compete and find new markets, so that they have the tools and support to keep them moving forward.

We are also investing an additional $1 million in the New Brunswick Innovation Foundation and an additional $1 million in Research NB, so that our partners can keep pushing forward with a strong research and development agenda.

By making investments in innovation, we are investing in our province's economy, with each dollar generating an additional four dollars in economic spinoff.

Madam Speaker, we are all fortunate to get a look behind the curtain of what makes this province so special – and we want to make sure that others get the opportunity to experience that as well.

New Brunswickers and visitors to our province spend $2.7 billion annually in our province, and our new five-year tourism strategy sets a target of $3.7 billion. To help us reach our goals, we are investing $2 million this year to fuel the work to get there.

Madam Speaker, our government believes that dollars invested in arts and culture have huge impacts both to the economy and for community participation and well-being.

To help stabilize the sector, and in an effort to boost the creative economy through new jobs, fostering innovation and delivering more access to the arts, we are investing $2.8 million this year as part of a new five-year action plan due out later this spring.

Madam Speaker, as Canada's only officially bilingual province, New Brunswick benefits from a unique capacity to build relationships with partners around the world. Our bilingual workforce allows us to connect with a broader range of markets, positioning the province to strengthen trade links, explore new

opportunities, and cultivate partnerships that support shared growth and innovation.

Our ongoing commitment to language, arts, and culture further strengthens our ability to connect with our diverse communities. It reflects our rich history, fosters mutual understanding and collaboration, and enables New Brunswick to showcase its unique cultural identity on the international stage.

New Brunswick has growth potential, Madam Speaker, across many different sectors – and we want this to be a province where people want to come to live, to work and to invest.

We have great things on the horizon for the spring, and plan on bringing forward proposed legislative amendments to the Small Business Investor Tax Credit that will help incentivize productivity and investment.

We look forward to sharing our full economic growth plan in the coming weeks.

Stronger communities, stronger province

Madam Speaker, we recognize the shared challenges faced by the province and local governments in addressing financial pressures to deliver services and we remain committed to working with local governments as partners.

Last year, our government implemented fiscal reform and introduced a new and much-needed funding model to support local governments.

Madam Speaker, a total of $141.1 million is being provided to support local governments, including critical funding to invest in key areas such as infrastructure renewal. This is an increase of $47.5 million over last year.

Madam Speaker, in order for communities to thrive, they must be able to attract the professionals needed to fill the gaps in priority sectors.

For 2026-2027, as part of an agreement with the federal government, we are investing $4.2 million to facilitate foreign credential recognition for priority occupations in the health care, skilled trades, engineering and education sectors.

Madam Speaker, during this session, we will introduce pay transparency legislation for large employers, including government. $250,000 is being invested to support

this important initiative, which is a key step toward our government's commitment to phase in pay equity in the private sector.

Physically protecting our communities must also be top of mind. As we saw in 2025, New Brunswick experienced one of the most severe wildfire seasons in our province's history.

It is critical that, when we need them, we have the resources and the people to help us battle these unpredictable and potentially life-threatening situations.

To support this, we are investing $6.7 million to strengthen wildfire preparedness and response efforts.

This funding provides the budget for the conversion of 74 seasonal forest ranger positions to year-round roles, ensuring we are better equipped not only for wildfire seasons here, but to provide assistance to other regions when needed. This investment also allows for the enhancement of our contract with Forest Protection Limited to include new aircraft for wildfire suppression, further bolstering our ability to respond swiftly and effectively to future fires.

Looking to the future

Delivering the services New Brunswickers depend on requires managing our finances responsibly. That means making some difficult decisions.

There are a lot of services that government provides funding for, Madam Speaker – and to be blunt, we cannot maintain the status quo of being everything for everyone.

New Brunswickers have been clear about their priorities: accessible health care, a strong education system, and addressing affordability. It's clear that New Brunswickers want us to find savings before asking people to pay more. This budget reflects that.

The civil service has grown faster than our population in recent years. That is not sustainable, especially when frontline services are in such high demand.

Through attrition, we are committed to reducing the size of Part 1 of the civil service – government departments - by approximately 12 per cent over three years. This

will require rethinking how we do the work, and will lead to a leaner, more focused government that lives within its means. This initiative will lead to savings of up to $100 million.

Madam Speaker, New Brunswickers told us that we need to reduce our reliance on outside consultants. Our government will introduce stricter approval requirements, limits on extensions, and a greater reliance on internal expertise for ongoing work.

We will continue to review underutilized assets, including government buildings and schools with fewer than 100 students. The operation of provincially owned heritage properties with fewer than 5,000 annual visitors will be transferred to community partners or closed, which will be done in collaboration with our stakeholders.

New Brunswick is only one of two provinces who still provide provincial veterinary services. Over the next three years, this will be phased out gradually. Provincial field veterinary services will be handed off to the private sector, in addition to provincial veterinary lab and foreign animal disease lab services.

Finding savings is only part of the equation. We are also going to have to find ways to grow revenues responsibly.

We will introduce tolls on non-New Brunswick vehicles. A toll booth near Aulac will be operational by 2028, with approximately $10.4 million in annual revenue directed specifically to road and bridge maintenance. It is a fair ask of those coming from outside our province to help pay for the use of our infrastructure.

Madam Speaker, underground economic activity is not a victimless crime. It hurts legitimate New Brunswick businesses and funds the operations of organized crime.

We are investing $1.2 million to establish a dedicated contraband tobacco enforcement team to combat this problem. We are also investing $667,000 to crack down on the sale of illegal lobster, strengthening compliance and improving the integrity of the system.

We will improve collection of money already owed to the province, including within the student loan portfolio. And we will undertake a comprehensive review of property tax exemptions to ensure they remain justified and equitable.

There will be more decisions like this one, Madam Speaker, as we continue to look for savings within government, and while not every decision we make will have an immediate financial impact, we are looking to the future – to the years and decades to come, when eliminating these non-necessity functions will help us to save money while also providing opportunities within the private sector.

Keeping ourselves accountable

Madam Speaker, people expect our government to be accountable and transparent.

Over time, government operations have grown – in the number of services and programs offered, in how many staff are employed and in the number of properties and assets that are owned and managed.

For example, from 2020 to December 31, 2024, the civil service grew by 13.9 per cent, while the population only grew by 9.25 per cent over the same period.

This growth is not sustainable. We need to review what government offers to ensure it is best aligned with New Brunswickers' priorities – and find better ways to deliver what New Brunswickers truly need and deserve.

We are being transparent with New Brunswickers about the fiscal pressures we face. We laid out specific options we were considering, both for finding new revenues or finding savings, and asked New Brunswickers to share their views and their own ideas. More than 7,300 people responded. We took that feedback seriously.

The information from these consultations was helpful as we prepare for the work to come, providing good feedback around the options we were considering. They emphasized the importance of making well-informed, thoughtful choices – not rash decisions.

And we saw their priorities clearly highlighted.

We need to ensure that every single dollar spent as part of our budget is maximized.

It is important to note that we didn't get to this point overnight. It will take time to address many of these issues, and it will take more difficult decisions, negotiations, new technology, different infrastructure and maybe even regulatory or legislative amendments.

In the end, these efforts will not only make a difference in our efficiency and effectiveness and our finances, but also in our RESULTS.

We could have chosen to respond to the pressure by slashing programs and services across government to reduce the deficit faster, but New Brunswickers told us clearly that is not what they want, and we agree.

We are choosing to invest in health care, in education, in social programs and in the economic opportunities that will carry this province forward.

We are choosing to focus on New Brunswickers and what makes their lives better.

Multi-year plan

Madame Speaker, since forming government we have maintained continuous dialogue with New Brunswickers. We are fully aware that they have set a high bar for us in terms of being transparent and collaborative. There are high expectations and a strong desire to be engaged in setting priorities. New Brunswickers have spoken. They expect us to put people first, fix health care and education and improve affordability.

To meet these expectations, we must take a longer-term view of the meaning of fiscal sustainability. It means rolling out initiatives that will help curb spending growth over time rather than making harsh cuts immediately in pursuit of a balanced budget.

We must also continually assess the financial health of the province and pay close attention to key financial metrics. Of note, our net debt-to-GDP ratio remains one of the best in the country. This provides additional financial flexibility to meaningfully address New Brunswickers clearly articulated priorities.

Our multi-year plan considers the current uncertain economic backdrop and reflects the need to make important investments in fixing an overburdened system, while we have the financial flexibility to do so.

This plan is consistent with what we are seeing across the country. All provinces are dealing with large deficits and the uncertainty that comes with operating in an increasingly volatile global economic environment.

MULTI-YEAR PLAN

	2026-2027 Budget	2027-2028 Plan	2028-2029 Plan
Revenue	**14,244**	**14,857**	**15,175**
Expense	**15,638**	**16,162**	**16,442**
Surplus (Deficit)	**(1,394)**	**(1,305)**	**(1,267)**
(Increase) Decrease in Net Debt	(1,955)	(1,972)	(1,865)
Net Debt-to-GDP ratio	30.8%	33.6%	36.0%

Conclusion

We are in a time of great unpredictability, yet we have an incredible opportunity to embrace the discomfort and make investments in priorities that matter to New Brunswickers.

We need to make the decisions now – thoughtfully and strategically – and while we have the fiscal capacity to do it.

We cannot wait to stabilize the health system for New Brunswickers. We cannot ignore the needs of our students by not advancing our education system. We cannot put off shoring up social support for our most vulnerable.

We also heard you say that change is needed, the bottom line does matter, and that difficult decisions are inevitable.

We agree.

Decisions must be made thoughtfully, and through meaningful engagement with our partners. Decisions cannot afford to be irresponsible.

Every quarter, we provide an update on the province's fiscal situation and how we are faring with government expenditures related to revenues. This is an important part of transparent government operations.

While a high-level approach has worked until now, the status quo is no longer sufficient in this regard.

While this budget does demonstrate that the work on difficult decisions has started; I would posit that it is far from finished.

To that end, I have asked Finance and Treasury Board staff to dig deeper and work on a granular level with departments on reducing expenses and curbing continued structural increases to our budget. They will be required to report on what they have identified as an opportunity for change – for restructuring, for innovation, for elimination.

In turn, I am committed to sharing these updates publicly.

It is to demonstrate that despite the considerable deficit that we find ourselves in today, we will be steadfast in maintaining a good fiscal position, curbing expense growth and reducing the deficit as part of our multi-year financial framework.

This cannot and will not happen overnight.

Here in New Brunswick, as are other provinces across the country, we are facing a critical juncture.

This is a wonderful province, full of inspiring people who choose to make it home.

There are great opportunities available here, and we are continually seen as a good and supportive neighbour and ally by our provincial and territorial counterparts.

We are a strong and willing participant on Team Canada, and are worthy of investment in our natural resources, exceptional private sector, and not least, our incredible people.

This is why we need to take care of business here at home. We need to invest in our systems and our people. We need to care for our most vulnerable; our children, our elderly, the precariously housed, those in need of medical care.

We need to invest in the systems and structures for now and for the future, to stabilize and then grow a province where people want to live, want to invest, are proud of, and in turn can contribute to meaningfully.

New Brunswick has never been a province that shied away from hard work.

Today, we are making the kinds of investments in health care, in our economy, and in our people that will define this province for a generation. The foundation we are laying is a strong one, and the future we are building is worth the effort.